Teacher’s Pet, Inc.

1052 Las Palmas Entrada	Phone:	702.879-8565
Henderson, Nevada 89012	eFax:	866-546-2411

October 9, 2009

To:	Ta Tanisha Meadows
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Teacher’s Pet, Inc.
Item 4.01 Form 8-K
Filed September 10, 2009, and amendments made thereto
File No.: 333-138944

Dear Ms. Meadows:

The following are the Registrant’s responses and revisions to its filing, pursuant to your letter dated October 7, 2009:

Amendment No. 1 to Item 4.01 Form 8-K Filed October 2, 2009

1.
As previously requested in our letter dated September 2, 2009, please tell us how you plan to address any re-audit issues related to financial statements that were audited by Moore & Associates, Chartered that will be included in future filings with the Commission.

The Registrant affirms that it plans to have Seale and Beer, CPAs, the new certified independent accounting firm, re-audit the year ended December 31, 2008, when the year ending December 31, 2009 is being audited, or as may be necessary or required.  The Form 8-K has been revised, as follows:

Moore & Associates, Chartered issued its auditors’ report on the financial statements for the years ended December 31, 2008 and December 31, 2007.  As Moore & Associates, Chartered is no longer registered with the PCAOB, the Registrant may not include Moore & Associates, Chartered’s audit reports or consents in its future filings with the Commission.  The Registrant plans to have Seale and Beer, CPAs, the new certified independent accounting firm, re-audit the year ended December 31, 2008, when the year ending December 31, 2009 is being audited, or as may be necessary or required.

2.
We read your response to comment one in our letter dated September 10, 2009 and note that Moore & Associates, Chartered was dismissed on September 9, 2009.  However, you did not disclose this fact in the amendment.  As previously requested, please disclose that Moore & Associates, Chartered was dismissed and the date thereof.  Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

Re: Teacher’s Pet, Inc.
October 9, 2009

The Form 8-K has been revised, as follows:

On September 9, 2009, the Board of Directors of the Registrant approved the dismissal of, and did so dismiss on such same date, Moore & Associates, Chartered as its certifying independent registered public accountants.

3.
We read your response to comment two in our letter dated September 10, 2009 and note the revision to your disclosure.  We view the dismissal of one accountant and the engagement of another accountant as two separate events.  Therefore, please disclose that the decision to change accountants, which includes the engagement of a new accountant, was approved by your board of directors.  Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K

The Form 8-K has been revised, as follows:

As of September 9, 2009, the Board of Directors of the Registrant approved the engagement of, and the Registrant did on such same date engage, Seale and Beers, CPAs, as its independent registered public accounting firm commencing September 9, 2009, for the fiscal year ended December 31, 2009.

4.
We read your response to comment five in our letter dated September 10, 2009, but note you have not revised your disclosure.  Please disclose the date that you actually engaged Seale and Beers, CPAs in the fourth paragraph.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K

The Form 8-K has been revised, as follows:

As of September 9, 2009, the Board of Directors of the Registrant approved the engagement of, and the Registrant did on such same date engage, Seale and Beers, CPAs, as its independent registered public accounting firm commencing September 9, 2009, for the fiscal year ended December 31, 2009.

5.
Please note that you are required to file a letter from the former accountant stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.  If Moore & Associates, Chartered informs you that it will not provide the required letter, please disclose that fact in the amendment.

The Registrant contacted Moore & Associates, Chartered in an attempt to satisfy the requirements of Regulation S-K.  However, Moore & Associates, Chartered indicated that they will not be issuing any such statement.  The Form 8-K disclosure has been revised to reflect this fact.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Wendy E. Miller, Esq., corporate counsel, at (949) 400-8913.

Sincerely,

/s/ Tracie Hadama

Tracie Hadama
President
Teacher’s Pet, Inc.